Exhibit 2

For Immediate Release	2 June 2020

WPP PLC

(the “Company”)

Shareholder Webcast—Wednesday 10 June 2020

As set out in the WPP Notice of Annual General Meeting 2020, this year’s Annual General Meeting (“AGM”) will be run as a closed meeting due to the UK Government’s restrictions on public gatherings as a result of COVID-19.

Our AGM normally provides an opportunity for shareholders to ask questions about the business set out in the Notice and to raise other matters about the business of the Company. As it will not be possible to ask questions during the AGM this year, we would like to remind shareholders of the facility we have created to register their questions ahead of the AGM. Details can be found in the AGM Notice of Meeting and on the investor relations section of the Company’s website.

The Company is also pleased to announce that a shareholder presentation will be webcast following the AGM.

Details of the Shareholder Webcast

The webcast will take place following the AGM on Wednesday 10 June 2020. It will commence at 12.30pm (UK). For details on how to access the webcast online, please go to the investor relations section of the Company’s website. Any changes to the times or format will be published on the same section of the website.

Shareholder engagement remains important to us and during the webcast, updates will be provided by Roberto Quarta, WPP’s Chairman, and Mark Read, WPP’s Chief Executive Officer. The Chairman will also endeavour to respond to shareholder questions submitted prior to the AGM.

Please note that no inside information will be provided during the webcast.

A replay of the presentation will also be available on the investor relations section of the Company’s website.

Contact:

Chris Wade, WPP

+44(0) 20 7282 4600

END